

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 17, 2014

Via E-mail
Mr. Nathaniel Davis
Chief Executive Officer
K12, Inc.
2300 Corporate Park Drive
Herndon, VA 20171

> **Re:** **K12, Inc.**
> **Form 10-K for the Year Ended June 30, 2013**
> **Filed August 29, 2013**
> **Form 10-Q for the Quarter Ended March 31, 2014**
> **Filed April 29, 2014**
> **Response dated June 18, 2014**
> **File No. 001-33883**

Dear Mr. Davis:

We have reviewed your response letter and have the following comments. In some of our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended June 30, 2013

Critical Accounting Policies and Estimates, page 63
Revenue Recognition, page 64

1.   We note your response to comment 1. Please expand your revenue recognition policy to disclose why you only recognize revenue received by the school, from its state funding school district, only up to the expenses incurred. As currently described, it is not clear why you only recognize revenue received by the school, from its state funding school district, only up to the expenses incurred. That statement could be interpreted as referring to the company's instructional expenses incurred, rather than an individual school's expenses.

Form 10-Q for the Quarter Ended March 31, 2014

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 20

Enrollment Data, page 22

2.   We note your response to comment 2.   As disclosed in your Forms 10-Q for the 2014 fiscal year, the Average Student Enrollments for Managed Public Schools were 128,550, 125,053 and 124,964 for the three-month periods ended September 30, 2013, December, 31, 2013 and March 31, 2014, respectively. The in-school year enrollment decline for consecutive quarters during 2014 appears to mirror a similar trend during the 2013 school year. In this regard, tell us in detail the reasons for the consecutive quarterly decline in average student enrollments during the 2014 and 2013 school years. Specifically, tell us whether the consecutive quarterly declines were related to an increase in, or sustained high withdrawal rates which were not offset by an increase in new students.

        You may contact Kathryn Jacobson, Senior Staff Accountant at (202) 551-3365 or Robert S. Littlepage, Accounting Branch Chief at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Emily Drazan, Staff Attorney at (202) 551-3208, Kathleen Krebs, Special Counsel at (202) 551-3350 or me at (202) 551-3810 with any other questions.

                                                Sincerely,

                                                /s/ Robert S. Littlepage, for

                                                Larry Spirgel
                                                Assistant Director